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                           [Deutsche Bank Letterhead]


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5546
Attention:  Cecilia D. Blye, Chief
            Office of Global Security Risk




                                                                October 31, 2005


Re:  Deutsche Bank Aktiengesellschaft
     Form 20-F for the Fiscal Year Ended December 31, 2004
     Filed March 24, 2005
     File-No. 001-15242


Ladies and Gentlemen:

     We have received your letter, dated September 29, 2005, requesting supplemental information with respect to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 (our "2004 Annual Report"). Your letter requested a description of our "previous, existing and anticipated operations in and contacts with Iran, Libya and Sudan, including through financing arrangements, joint ventures, subsidiaries, affiliates and any other direct or indirect means", as well as an assessment of "the materiality of any operations described" and our "view as to whether such operations, arrangements or other contacts constitute a material investment risk for [our] security holders." In response thereto, please note the following.

Deutsche Bank Aktiengesellschaft
--------------------------------

     Headquartered in Frankfurt, Germany, Deutsche Bank Aktiengesellschaft is the largest bank in Germany, and one of the largest financial institutions in Europe and the world. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world. As of December 31, 2004, we operated out of 1,559 facilities in 74 countries worldwide and had approximately 1,725 consolidated subsidiaries, the names and locations of which are set forth in
Exhibit 8.1 of our 2004 Annual Report. As of December 31, 2004, we had total assets of EUR 840.1 billion, total liabilities of EUR 814.2 billion and shareholders' equity of EUR 25.9 billion. For the year then ended, we had total revenues of EUR 21.9 billion and income before income tax of EUR 4.0 billion.
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                                      -2-


     Deutsche Bank is organized under the laws of the Federal Republic of Germany. It operates in the United States through its New York branch and its U.S. subsidiaries, including Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. It operates outside the United States through its branches and non-U.S. subsidiaries. Deutsche Bank has implemented policies and procedures designed to ensure that group members comply with applicable U.S. law to the extent they are subject to such law, including that no U.S.-person group member, including the New York branch, any U.S. subsidiary and any U.S. employee, has any role, managerial or operational, in any transaction involving a government (e.g., Iran or Sudan), entity or person subject to U.S. economic sanctions. Additionally, Deutsche Bank has policies and procedures in place designed to ensure compliance by its worldwide operations with United Nations, European Union and German embargoes.

     While individuals who are U.S. persons have participated in gathering the information for and drafting of this response, none of these U.S. persons and no other U.S. person has played any role, managerial or operational, in any of the matters that are summarized in the following response.

     Please note that the compliance matters to which you refer in your September 29 letter were settled informally with the Office of Foreign Assets Control, U.S. Department of the Treasury, and resulted in enhanced compliance procedures by the New York branch and U.S. subsidiaries of Deutsche Bank to ensure that there would be no recurrence of the circumstances leading to those cases.

Iran
----

     Deutsche Bank has had a representative office in Tehran, Iran for more than 35 years, the task of which is to support the export finance activities described below. It is currently staffed by one Deutsche Bank employee from Germany who is supported by three local staff. Deutsche Bank does not have any other offices, subsidiaries, affiliates or joint ventures located in Iran or joint ventures with Iranian nationals or corporations.

     Over the past five years, the Structured Trade & Export Finance team of Deutsche Bank has arranged several large trade finance facilities for borrowers in Iran totaling approximately EUR 4 billion. Virtually all of these facilities relate to the financing of export contracts of exporters in Europe and Asia, which exporters are primarily multinational corporations supplying goods, equipment and related services in the petrochemical and hydrocarbon processing industries. Most of the export credits arranged by Deutsche Bank are insured, guaranteed or otherwise supported by the official export credit agencies (ECAs) of the respective exporter's country. These include ECGD of the United Kingdom, SACE of Italy, the Korean Eximbank of South Korea, JBIC and NEXI of Japan, Atradius of the Netherlands and Euler Hermes of Germany. In accordance with the international practice of export finance, complementary commercial financing facilities have been part of the financing packages, which facilities are used for, among other things, financing down payments or interim payments on the export contracts. More than three quarters of the export credits for Iranian borrowers where Deutsche Bank was playing an arranging role during the past five years have been provided by large consortiums of international financing institutions, with up to 30 banks participating in individual transactions. These consortiums include financial institutions from European, Middle Eastern and Asian countries.
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                                      -3-


     Deutsche Bank's total outstandings to Iranian borrowers as of each of December 31, 2004 and September 30, 2005 were less than EUR 350 million, which amount is approximately 0.04% of our total assets. As a result of the extensive use of ECA insurance and guarantees and the syndication of the bulk of the export credits, the net exposure of Deutsche Bank to Iranian borrowers is less than EUR 100 million.

     Deutsche Bank has also made a small amount (approximately EUR 5 million outstanding) of personal and private banking loans to individuals of Iranian nationality.

     Deutsche Bank also provides correspondent banking services to a number of Iranian banks, for which it earned revenues of less than EUR 0.5 million in 2004.

Libya
-----

     Deutsche Bank does not have any offices, subsidiaries, affiliates or joint ventures located in Libya or joint ventures with Libyan nationals or corporations. Total outstandings to borrowers of such country were less than EUR 20 million as of each of December 31, 2004 and September 30, 2005 (approximately 0.002% of our total assets), and mainly related to letters of credit in connection with export finance and personal and private banking loans to individuals of Libyan nationality. Deutsche Bank also provides correspondent banking services to a number of Libyan banks, for which it earned revenues of about EUR 0.5 million in 2004.

Sudan
-----

     Deutsche Bank does not have any offices, subsidiaries, affiliates or joint ventures located in Sudan or joint ventures with Sudanese nationals or corporations. Total credit outstandings to borrowers of such country were about EUR 3 million as of each of December 31, 2004 and September 30, 2005 (approximately 0.0003% of our total assets), and mainly related to letters of credit in connection with export finance and personal and private banking loans to individuals of Sudanese nationality. Deutsche Bank also provides correspondent banking services to a number of Sudanese banks, for which it earned revenues of less than EUR 25,000 in 2004.

Conclusion
----------

     As can be seen from the foregoing, the scope of our activities in such countries does not represent a material portion of our global activities. This immateriality can be illustrated by considering the disclosures we are required to make regarding our foreign outstandings. As a banking organization, we are required to provide in our Annual Report the information required by Industry Guide 3, Section III(C)(3) of which requires disclosure of "the name of the country and aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets" and aggregate information for countries whose outstandings are between 0.75% and 1% of our total assets. In response to such provision, we have provided on page S-10 of our 2004 Annual Report, a table setting forth the requested information with respect to each country where outstandings exceeded 0.75% of our total assets, which amount came to approximately EUR 6.3 billion as of such date. As described
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                                       -4-


above, our outstandings to borrowers in Iran, Libya or Sudan were far below this threshold.

     As previously stated, we are a German bank. Our activities with respect to such countries have not involved any U.S. person in either a managerial or operational role and have been subject to policies and procedures designed to ensure compliance with United Nations, European Union and German embargoes. Deutsche Bank's client adoption and anti-money laundering policies and procedures require enhanced due diligence measures and escalation to senior management for the cases addressed in this letter.

     As described above, most of our lending activities with respect to such countries relate to export finance. The exporters we finance would be obligated to comply with the export regulations of their home countries, which may include limitations on or licensing requirements for the export of sensitive goods. Additionally, Deutsche Bank has adopted policies and procedures to prohibit financing the supply of sensitive goods to countries in crisis regions.

     Based on the foregoing quantitative and qualitative factors, and having considered the other qualitative factors mentioned in your letter, we believe that our operations, arrangements or other contacts in such countries are immaterial to our business and do not constitute a material investment risk for our security holders.

     Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions or comments, please feel free to contact the undersigned, Hans-Dirk Krekeler (ph: +49-69-910-33903; fax: +49-69-910-39129;
e-mail: hans-dirk.krekeler@db.com) or Anthony DiIorio (ph: +49-69-910-46565; fax: +49-69-910-38075; e-mail: anthony.diiorio@db.com).


Deutsche Bank Aktiengesellschaft



   /s/  Krekeler                              /s/ Di Iorio
Hans-Dirk Krekeler                          Anthony Di Iorio
General Counsel to the                      Group Controller
Board of Managing Directors